Filed by ProCyte Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Press release regarding special shareholders meeting
dated February 28, 2005

Subject Company: ProCyte Corporation

Commission File No. 0-18044

News
For Release February 28, 2005 6:30 a.m. Eastern Time	Contact: Robert Benson ProCyte Corporation (425) 869-1239, X399 irinfo@procyte.com

ISS RECOMMENDS VOTE FOR PROCYTE CORPORATION MERGER WITH PHOTOMEDEX, INC.

Redmond, Wash.—February 28, 2005 — ProCyte Corporation (OTCBB: PRCY.OB), a company that develops and markets skin care and procedure related products for the dermatology, cosmetic surgery and spa markets announced that Institutional Shareholder Services, Inc. (“ISS”), a leading provider of proxy advisory services to over 700 institutional investors, mutual funds and other fiduciaries has recommended to its clients that they vote FOR the agreement and plan of merger between ProCyte Corporation and PhotoMedex, Inc. The Boards of both companies have recommended that shareholders vote in favor of the merger. Both Jack Clifford, President and CEO and Robin Carmichael, Vice President of Marketing of ProCyte Corporation will be joining Photomedex Inc., management team once the merger is complete.

ProCyte is holding a special meeting of shareholders at 9:00 a.m. PST on Thursday, March 3, 2005 in Bellevue, Washington to vote on the merger with PhotoMedex, Inc.  Each ProCyte shareholder that owned shares of ProCyte common stock as of the close of business on January 14, 2005, the record date, is entitled to vote in person or by proxy at the special meeting.  A joint proxy statement/prospectus, which contains important information about the proposed merger, was first mailed to ProCyte shareholders of record on or about January 25, 2005.

ProCyte shareholders who did not receive their joint proxy statement/prospectus and/or those who have not yet voted are encouraged to contact, the Company’s proxy solicitor, MacKenzie Partners, Inc. at 1-800-322-2885 for replacement materials and instructions on how to ensure their votes get cast in this very important matter.  Approval of the merger requires the affirmative vote, in person or by proxy, of two-thirds of the shares of ProCyte common stock outstanding on the record date.  A failure to submit a proxy card or to vote in person at the Special Meeting, abstentions and broker non-votes will have the same effect as a vote against the merger.

Additional Information:

This communication is not a solicitation of a proxy from any security holder of ProCyte or PhotoMedex. Security holders of ProCyte and PhotoMedex and other investors are urged to read the definitive joint proxy statement/prospectus dated January 21, 2005, filed with the SEC in connection with the proposed transaction because it contains important information about ProCyte, PhotoMedex, the proposed transaction and related matters. The joint proxy statement/prospectus is available free of charge at the SEC’s web site ( http://www.sec.gov ) or from the Company (425-869-1239, ext. 399) or MacKenzie Partners, Inc. (1-800-322-2885).

The respective directors, executive officers and employees of ProCyte and PhotoMedex and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding ProCyte’s directors and executive officers is available in its proxy statement filed with the SEC by ProCyte on April 16, 2004, and information regarding PhotoMedex’s directors and executive officers is available in its proxy statement filed with the SEC by PhotoMedex on November 26, 2004. Investors may obtain additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, by reading the joint proxy statement/prospectus dated January 21, 2005.

About ProCyte

ProCyte Corporation develops and markets products based on its patented, clinically proven GHK and AHK Copper Peptide technology for skin health, hair care and wound care. The Company sells directly to dermatologists, plastic and cosmetic surgeons, spas and salons and through licenses with strategic partners into the consumer market, including its long-term worldwide license agreement with Neutrogena®, a Johnson & Johnson company (NYSE: JNJ). ProCyte brands include Neova®, VitalCopper™, NextDerm™, Simple Solutions® and AquaSanté® Skin Care products; Complex Cu3®, GraftCyte® and Tricomin®. Additional information is available by visiting the Company’s website at www.procyte.com.

About PhotoMedex

PhotoMedex provides contract medical procedures to hospitals, surgi-centers and doctors’ offices, offering a wide range of products and services across multiple specialty areas, including dermatology, urology, gynecology, orthopedics, and other surgical specialties.  The company is a leader in the development, manufacturing and marketing of medical laser products and services.

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This release may contain forward-looking statements relating to the research, development, commercialization, production, marketing and distribution of the Company’s products and future operating results, which are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. The words “believe,” “expect,” “intend,” “anticipate,” variations of such words, and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Factors that could affect the Company’s actual results include its ability to develop, commercialize and produce new products; the market acceptance of existing and potential future products; the availability, cost and timely delivery of materials and services from and performance of third-party suppliers, manufacturers, distributors, licensees and other collaborative partners; the satisfaction of regulatory requirements, and the receipt, timing, terms and conditions of required regulatory approvals. Reference is made to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003 and its latest quarterly report on Form 10Q filed with the Securities and Exchange Commission for a more detailed description of such factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. The Company undertakes no obligation to publicly update any forward-looking statement to reflect new information, events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

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